UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 4)1

Star Equity Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

85513Q103

(CUSIP Number)

JEFFREY E. EBERWEIN

53 Forest Avenue, 1st Floor

Old Greenwich, Connecticut 06870

(203) 489-9500

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 16, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 85513Q103

1	NAME OF REPORTING PERSON

JEFFREY E. EBERWEIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		179,213*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		-0-
PERSON WITH	9	SOLE DISPOSITIVE POWER

179,213*
	10	SHARED DISPOSITIVE POWER

-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

179,213*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.7%
14	TYPE OF REPORTING PERSON

IN

_______________

* Includes 22,000 Shares underlying the Warrants exercisable within 60 days hereof (as defined in Amendment No. 2 to the 13D).

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CUSIP No. 85513Q103

The following constitutes Amendment No. 4 to the Schedule 13D filed by the undersigned (“Amenjdment No. 4”). This Amendment No. 4 amends the Schedule 13D as specifically set forth herein.

Item 1.	Security and Issuer.

Item 1 is hereby amended and restated to read as follows:

This statement relates to the common stock, par value $0.0001 per share (the “Shares”), of Star Equity Holdings, Inc., a Delaware corporation (the “Issuer”), formerly known as Digirad Corporation. The address of the principal executive offices of the Issuer is 53 Forest Ave. Suite 101, Old Greenwich, Connecticut 06870.

Item 2.	Identity and Background.

Item 2(c) is hereby amended and restated to read as follows:

(c)       The principal occupation of Mr. Eberwein is serving as the Chief Executive Officer and as a director of Hudson Global, Inc., as well as Executive Chairman of the Board of Directors of the Issuer (the “Board”).

Item 5.	Interest in Securities of the Issuer.

Items 5(a), (b), and (e) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by the Reporting Person is based upon 4,759,701 Shares outstanding, as of October 30, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 13, 2020.

A.	Mr. Eberwein
(a)	As of the close of business on February 16, 2021, Mr. Eberwein beneficially owned 179,213 Shares, including 22,000 Shares underlying the Warrants (as defined in Amendment No. 2 to the 13D).

Percentage: Approximately 3.7%

(b)	1. Sole power to vote or direct vote: 179,213
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 179,213
4. Shared power to dispose or direct the disposition: 0

(e)	As of the close of business on February 16, 2021, Mr. Eberwein ceased to be the beneficial owner of more than five percent of the Shares of the Issuer.

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CUSIP No. 85513Q103

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

As previously disclosed in the Schedule 13D, Mr. Eberwein is a party to that certain Option Agreement with a stockholder of the Issuer, pursuant to which Mr. Eberwein agreed to purchase up to 216,174 Put Shares at the request of the counterparty to the Option Agreement, pursuant to the terms provided therein. In addition, Mr. Eberwein had the right to exercise a call option to purchase all or some of the Put Shares, pursuant to the terms provided in the Option Agreement. As reported in its public filings, the counterparty to the Option Agreement has sold all of its Put Shares, and accordingly the number of Put Shares has been reduced to 0, and the put option and call option are deemed to have expired for no value.

As of February 16, 2021, the Beneficial Ownership Limitation (as defined in Amendment No. 2 to the Schedule 13D) no longer limits the exercise of the Warrants by the Reporting Persons to zero out of the 22,000 Shares underlying the Warrants owned by the Reporting Person.

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CUSIP No. 85513Q103

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 19, 2021

/s/ Jeffrey E. Eberwein
JEFFREY E. EBERWEIN

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